

October 16, 2023

Bin Zhai
Chief Executive Officer
CNFinance Holdings Ltd.
44/F, Tower G, No. 16 Zhujiang Dong Road
Tianhe District, Guangzhou City
Guangdong Province 510620
People's Republic of China

> **Re: CNFinance Holdings Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2022**
> **Response dated September 13, 2023**
> **File No. 001-38726**

Dear Bin Zhai:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2022

Item 16.I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 138

1. Your response to prior comment 2 indicates that you reviewed the profiles of the directors before concluding that none of your directors or the directors of your consolidated entities are officials of the Chinese Communist Party. Please tell us in more detail how you considered the profile of Mr. Lin Xu and particularly his roles with the National Development and Reform Commission. Please also tell us how you considered whether Mr. Xu has any current or prior memberships on, or affiliations with, committees of the Chinese Communist Party that are not addressed in his biography on page 113 of your Form 20-F and whether he is a member of the Chinese Communist Party.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Contact Jennifer Thompson at 202-551-3737 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year.

   Please contact Michael Henderson at 202-551-3364 or Marc Thomas at 202-551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Aisha Adegbuyi at 202-551-8754 or Tonya Aldave at 202-551-3601 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Finance

cc: James C. Lin, Esq.